MEDEFILE INTERNATIONAL, INC.
301 Yamato Road, Suite 315
Boca Raton, FL 33431

May 25, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:	Mark P. Shuman, Legal Branch Chief
Jan Woo, Staff Attorney

Re:          Medefile International, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed February 11, 2011
Form 10-Q/A for the Quarterly Period Ended September 30, 2010
Filed February 11, 2011
File No. 33-25126-D

Dear Mr. Shuman:

We are responding to comments contained in the Staff letter, dated March 28, 2011, addressed to Kevin Hauser, the Company’s President and Chief Executive Officer with respect to the Company’s Amendment to Form 10-K for the year ended December 31, 2009 filed on February 11, 2011 (the “10-K/A”), and the Amendment to Form 10-Q for the Quarterly Report Ended September 30, 2010 filed February 11, 2011 (the “10-Q/A”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.	We note that you did not provide the acknowledgements that appear at the end of our letter dated December 16, 2010. Please submit the representations from the company in your next response letter.

Response:

The acknowledgements have been attached to this response letter as Exhibit A.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2009

General

2.
We note your response to prior comment 1 regarding the 1,098,894,464 shares of common stock that were issued pursuant to the six registration statements on Forms S-8 filed in fiscal year 2009.  We also note that page F-4 of the Form 10-K/A indicates that 1,244,527,439 shares were issued to consultants and employees in fiscal year 2009.  Please explain the difference of 145,632,975 shares of common stock that were issued but unaccounted for in your response letter.

Response:

The difference in the number of shares was due to an error in disclosing the number of shares issued to consultants and employees pursuant to registration statements on Form S-8 in 2009.  As noted in the 10-K/A, 1,244,527,439 shares were issued to employees and consultants in 2009, but only 1,222,986,772 of those shares were issued pursuant to six registration statements on Form S-8.  The remaining 21,540,667 shares issued were restricted shares exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.  Below is an updated and accurate table of the shares issued in 2009 pursuant to the six registration statements on Form S-8.

Name	Date	Number of Shares issued pursuant to Form S-8	Services Performed
Kevin Hauser	1/15/2009	5,008,210	Business Development
Paul Kaufman	1/15/2009	1,391,169	Operations
Michael Kainatsky	1/15/2009	834,702	Sales
Gino Villano	1/15/2009	834,702	Systems Administration
Cinthia Jiminez	1/15/2009	950,446	Accounting
Rachel Hauser	1/15/2009	5,008,210	Marketing
Milton Hauser	1/23/2009	23,988,640	CEO
Michael S. Delin	1/23/2009	3,200,000	Accounting Cosultant
Eric Rosenfeld	1/23/2009	8,262,073	CTO
RBSM Advisors LLC	1/23/2009	1,833,333	Consulting
Michael Ference	1/23/2009	11,978,640*	Legal Counsel
Barbara Bobbi Anna Norris	1/23/2009	11,666,667	Business Dev. & Corp. Gov.
Kevin Hauser	1/23/2009	18,031,043	Business Development
Paul Kaufman	1/23/2009	4,889,071	Operations
Michael Kainatsky	1/23/2009	2,987,265	Sales
Gina Villano	1/23/2009	1,365,298	Systems Administration
Cinthia Jiminez	1/23/2009	1,554,621	Accounting
Rachel Hauser	1/23/2009	18,404,037	Marketing
Michael Ference	2/20/2009	2,387,467	Legal Services
Barbara Bobbi Anna Norris	2/20/2009	8,356,137	Business Dev. & Corp. Gov.
Kevin Hauser	2/20/2009	8,594,883	Business Development
Michael Kainatsky	2/20/2009	1,432,480	Sales
Gina Villano	2/20/2009	1,432,481	Systems Administration
Rachel Hauser	2/20/2009	8,594,883	Marketing
Milton Hauser	3/13/2009	45,689,216	CEO
Barbara Bobbi Ann Norris	3/16/2009	17,500,000	Business Dev. & Corp. Gov.
Kevin Hauser	3/16/2009	19,087,813	Business Development
Paul Kaufman	3/16/2009	5,828,700	Operations
Gina Villano	3/16/2009	6,999,162	Systems Administration
Rachel Hauser	3/16/2009	18,981,761	Marketing
Roman Okin	3/16/2009	9,285,714	Sales
Max Doyle	3/16/2009	2,142,857	Sales
RBSM Advisors LLC	3/16/2009	8,000,000	Old Auditors
Barbara Bobbi Ann Norris	4/17/2009	11,397,420	Business Dev. & Corp. Gov.
Michael Ference	5/05/2009	25,404,788	Legal Counsel
Kevin Hauser	5/05/2009	25,404,788	Business Development
Gina Villano	5/05/2009	4,636,711	Systems Administration
Michael Kainatsky	5/05/2009	1,666,667	Sales
Paul Kaufman	5/05/2009	875,333	Operations
Rachel Hauser	5/05/2009	25,404,788	Marketing
James Liggett	5/05/2009	2,777,778	Old Auditors
Eric Rosenfeld	5/05/2009	9,018,882	CTO
Barbara Bobbi Ann Norris	5/05/2009	25,000,000	Business Dev. & Corp. Gov.
Richard Hausig	5/19/2009	7,142,857	MDM Filers
Roman Okin	5/27/2009	8,000,000	Sales
Michael Ference	6/12/2009	31,716,294	Legal Counsel
Kevin Hauser	6/12/2009	31,717,125	Business Development
Rachel Hauser	6/12/2009	31,717,125	Marketing
Paul Kaufman	6/12/2009	372,289	Operations
Roman Okin	6/12/2009	8,888,889	Sales
James Liggett	6/12/2009	2,777,778	Old Auditor
Barbara Bobbi Ann Norris	6/23/2009	25,000,000	Business Dev. & Corp. Gov.
Kevin Hauser	7/28/2009	32,073,553	Business Development
Rachel Hauser	7/28/2009	32,073,553	Marketing
Owen Moskowitz	7/28/2009	2,500,000	IT Consulting
Gina Villano	7/29/2009	7,000,000	Systems Administration
Roman Okin	7/29/2009	16,000,000	Sales
James Liggett	7/29/2009	5,000,000	Old Auditor
Michael Ference	7/29/2009	32,073,553	Legal Counsel
Barbara Bobbi Ann Norris	8/03/2009	25,000,000	Business Dev. & Corp. Gov.
Kevin Hauser	8/10/2009	25,000,000	Business Development
Rachel Hauser	8/10/2009	25,000,000	Marketing
Gina Villano	8/10/2009	4,861,111	Systems Administration
Roman Okin	8/10/2009	11,111,111	Sales
Kevin Hauser	8/21/2009	36,000,000	Business Development
Rachel Hauser	8/21/2009	36,000,000	Marketing
Gina Villano	8/21/2009	10,000,000	Systems Administration
Roman Okin	8/21/2009	16,000,000	Sales
Barbara Bobbi Ann Norris	9/22/2009	12,841,778	Business Dev. & Corp. Gov.
Kevin Hauser	12/22/2009	50,000,000	Business Developmen
Rachel Hauser	12/22/2009	50,000,000	Marketing
Gina Villano	12/22/2009	15,000,000	Systems Administration
Roman Okin	12/22/2009	15,000,000	Sales
Barry Tenzer	12/22/2009	50,000,000	Business Consulting and Strategic Planning
Barbara Bobbi Ann Norris	12/22/2009	30,000,000	Business Dev. & Corp. Gov.
James Liggett	12/22/2009	1,500,000	Old Auditor
John Andreadis	12/31/2009	55,000,000	Business Development Consulting
Niquana Noel	12/31/2009	43,500,000	Operations
Michael Ference	12/31/2009	10,000,000	Legal Counsel
Barbara Bobbi Ann Norris	12/31/2009	10,000,000	Business Dev. & Corp. Gov.

Total:		1,222,986,772
* This amount takes into effect 12,010,000 shares of stock cancelled on March 19, 2010 as they were inadvertently issued to Mr. Ference.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 14

3.
In response to prior comment 5, you state in the response letter that you require approximately $650,000 to continue operations for the next twelve months and that based on your current cash-on-hand you expect that you will be able to conduct operations for approximately 9 months.  However, your disclosure in the Form 10-K/A states that you “acquired approximately $650,000” which suggests that you have received additional funding.  Please revise to disclose the minimum amount of additional capital that you believe is required to operate for the next twelve months.  Also ensure that you disclose in the filing the minimum period that you will be able to operate using currently available resources.

Response:

The statement in the 10-K/A that “The Company currently estimates that it will be acquired approximately $650,000 to continue its operations for the next twelve months” was an error.  The sentence should read:  “The Company currently estimates that it will require approximately $650,000 to continue its operations for the next twelve months.”  As such, we propose to amend the third paragraph under the “liquidity and Capital Resources Section” on the top of page 15 of the 10-K/A as follows:

The Company currently estimates that it will require approximately $650,000 to continue its operations for the next twelve months.  Based upon the Company’s current cash-on-hand of $499,652, the Company expects that it will be able to conduct its operations using currently available resources for approximately the next 9 months.  Additional investments are being sought, but we cannot guarantee that we will be able to obtain such investments.  Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, the trading price of our common stock and the downturn in the U.S. stock and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Further, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If additional financing is not available or is not available on acceptable terms, we will have to curtail our operations.

Item 10.  Directors, Officers and Corporate Governance, page 19

4.	We note your proposed disclosure in response to prior comment 6 regarding the biography of Kevin Hauser. In future filings, please disclose when Mr. Hauser was appointed Chairman, President and CEO.

Response:

In future filings we will disclose that Mr. Hauser was appointed Chairman, President and CEO on August 15, 2010.

Item 13.  Certain Relationships and Related Transactions and Director Independence, page 27

5.
We note that your response to prior comment 7 does not disclose the family relationships between the executive officers and the majority shareholders and its affiliates.  In this regard, it appears that Lyle Hauser, the control person for Vantage Holding Ltd., and Kevin Hauser are brothers and both persons are sons of Milton Hauser, the company’s former Chief Executive Officer.  In future filings, please disclose all of the family relationships in this section.  See Item 401(d) of Regulation S-K as well as Item 404 of Regulation S-K, including instruction 1 to Item 404(a).

Response:

In future filings we will disclose all family relationships in the "Certain Relationships and Related Transactions and Director Independence" section.

Exhibits

6.
We note that the Demand Note you filed as Exhibit 10.12 in response to prior comment 9 indicates that the promissory note to Digital Health Inc. is for $36,171.46.  However, the notes to the financial statements on page F-12 of the Form 10-K/A states that the amount of the loan is $321,993.  Please advise.  To the extent that you need to file additional exhibits, please revise the exhibit list in its entirety and include all exhibits required in the filing including those referenced in prior comment 8.

Response:

The change in the promissory note to Digital Health Inc. from $36,171.46 to $321,993 is due to additions to the note in the amounts of $30,319.32, $12,918.86, and $242,583.01 on June 30, 2009, September 30, 2009 and December 31, 2009, respectively.  These amendments to the promissory note will be included as exhibits 10.13, 10.14, and 10.15 in the amendment to the 10-K/A.  Additionally, we will also include the additional exhibits requested in prior comment 8 in our amendment to the 10-K/A.

Amendment to Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4T.  Controls and Procedures, page 3

7.
We note your response to prior comment 12 that you will provide the basis for your conclusion regarding the disclosure controls and procedures in future filings.  Please ensure that your Form 10-K for the fiscal year ended December 31, 2010 includes appropriate historical context regarding any significant deficiencies and material weaknesses.  In this regard, disclose the nature of any deficiencies or material weaknesses that you experienced in 2009, when it was identified, by whom it was identified, and when it first began.  Discuss whether the deficiency or material weakness was remediated in 2010, and, if not, discuss any remediation steps you intend to take, the timeline for remediation, and whether you expect any material costs associated with remediation.

Response:

We propose to include the following disclosure in our Quarterly Report on Form 10-Q for the period ended June 30,2011:

In January 2009 the Company’s board of directors (the “Board”) executed a resolution to increase the number of authorized shares of the Company’s common stock, par value $0,0001 (the “Shares”), to 5,000,000,000.  This increase in the Shares is reflected in the Quarterly Report on Form 10-Q filed with the SEC on November 16, 2010.

During the preparation of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, we discovered that an amendment to the articles of incorporation filed on January 21, 2009, which intended to increase the number of authorized Shares to 5,000,000,000, inadvertently stated that we were increasing the number of authorized Shares to 1,500,000,000, not 5,000,000,000.  The difference in amount was due to human error.

As a result, the Company determined that our disclosure controls and procedures were deficient as of December 31, 2009.

As of today’s date, the appropriate amount of the Company’s authorized Shares is no longer an issue.  The company is authorized to issue up to 5,000,000,000 Shares as reflected by an amendment to the articles of association filed with the Nevada Secretary of State on July 7, 2010.  As a result, the Company’s disclosure controls and procedures have been determined to be effective.

Very truly yours,

/s/ Kevin Hauser
Kevin Hauser
President & Chief Executive Officer

EXHIBIT A

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Kevin Hauser
Kevin Hauser
President & Chief Executive Officer